SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ritchie Bros. Auctioneers Incorporated
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

767744105
(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ELEAZER KLEIN, ESQ.

ADRIANA SCHWARTZ, ESQ.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event which Requires
Filing of this Schedule)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767744105	SCHEDULE 13D	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Series A Senior Preferred Shares, without par value (the "Preferred Shares"))
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity Master Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity Master Fund L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 482,648 (including 465,067 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 482,648 (including 465,067 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,648 (including 465,067 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 767744105	SCHEDULE 13D	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 365,434 (including 352,122 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 365,434 (including 352,122 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,434 (including 352,122 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Starboard X Master Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 937,717 (including 903,559 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 937,717 (including 903,559 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,717 (including 903,559 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,255 (including 4,032,799 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 767744105	SCHEDULE 13D	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,303,151 (including 1,255,681 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,303,151 (including 1,255,681 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,151 (including 1,255,681 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,849 (including 199,314 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,510,000 (including 1,454,995 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,510,000 (including 1,454,995 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,510,000 (including 1,454,995 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 767744105	SCHEDULE 13D	Page 13 of 23 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 767744105	SCHEDULE 13D	Page 14 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Principal Co LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 767744105	SCHEDULE 13D	Page 15 of 23 Pages

1	NAME OF REPORTING PERSON Starboard Principal Co GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 767744105	SCHEDULE 13D	Page 16 of 23 Pages

1	NAME OF REPORTING PERSON Jeffrey C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 767744105	SCHEDULE 13D	Page 17 of 23 Pages

1	NAME OF REPORTING PERSON Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,894,981 (including 6,643,818 Common Shares issuable upon conversion of Preferred Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 767744105	SCHEDULE 13D	Page 18 of 23 Pages

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Shares, without par value (the "Common Shares"), of Ritchie Bros. Auctioneers Incorporated (the "Issuer"). The address of the principal executive offices of the Issuer is 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J0C6.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by the entities and persons listed below:

(i) Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership ("Starboard V&O III Fund"), with respect to the Common Shares directly beneficially owned by it;

(ii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Common Shares directly beneficially owned by it;

(iii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Common Shares directly beneficially owned by it;

(iv) Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Common Shares directly beneficially owned by it;

(v) Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership ("Starboard X Master II" and collectively with Starboard V&O III Fund, Starboard L Master, Starboard S LLC and Starboard C LP and the Starboard Value LP Account (as defined below), the "Starboard Vehicles"), with respect to the Common Shares directly beneficially owned by it;

(vi) Starboard Value A LP ("Starboard A LP"), as the general partner of Starboard V&O III Fund, with respect to the Common Shares directly beneficially owned by Starboard V&O III Fund;

(vii) Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP, with respect to the Common Shares directly beneficially owned by Starboard V&O III Fund;

(viii) Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP and Starboard X Master II, with respect to the Common Shares directly and beneficially owned by Starboard C LP and Starboard X Master II;

(ix) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master, with respect to the Common Shares directly and beneficially owned by Starboard L Master;

(x) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP, with respect to the Common Shares directly and beneficially owned by Starboard L Master, Starboard C LP, and Starboard X Master II;

(xi) Starboard Value LP ("Starboard Value"), as the investment manager of Starboard V&O III Fund, Starboard L Master, Starboard C LP, Starboard X Master II and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles;

CUSIP No. 767744105	SCHEDULE 13D	Page 19 of 23 Pages

(xii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles;

(xiii) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles;

(xiv) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles;

(xv) Jeffrey C. Smith ("Mr. Smith"), as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles; and

(xvi) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, with respect to the Common Shares directly beneficially owned by the Starboard Vehicles.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Starboard V&O III Fund, Starboard L Master, Starboard S LLC, Starboard C LP, Starboard X Master II, Starboard A LP, Starboard A GP, Starboard R LP, Starboard L GP, Starboard R GP, Starboard Value, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301.

(c)	Starboard V&O III Fund, Starboard L Master, Starboard S LLC, Starboard C LP and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard L Master, Starboard C LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard A LP serves as the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Starboard R LP serves as the general partner of Starboard C LP and Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Smith and Feld are citizens of the United States of America.

CUSIP No. 767744105	SCHEDULE 13D	Page 20 of 23 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities purchased by each of Starboard V&O III Fund, Starboard L Master, Starboard S LLC, Starboard C LP, Starboard X Master II and Starboard Value through the Starboard Value LP Account were purchased with working capital pursuant to the terms of the Purchase Agreement (as defined below) entered into with the Issuer, as further described in Item 4 below.

The aggregate purchase price of the 4,185,255 Common Shares beneficially owned by Starboard V&O III Fund is $303,499,977.23. The aggregate purchase price of the 206,849 Common Shares beneficially owned by Starboard L Master is $15,000,005.27. The aggregate purchase price of the 482,648 Common Shares beneficially owned by Starboard S LLC is $34,999,972.48. The aggregate purchase price of the 365,434 Common Shares beneficially owned by Starboard C LP is $26,500,019.26. The aggregate purchase price of the 937,717 Common Shares beneficially owned by Starboard X Master II is $67,999,984.08. The aggregate purchase price of the 717,078 Common Shares beneficially owned by the Starboard Value LP Account is $51,999,998.36.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the securities based on the Reporting Persons' belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities at prices that would make the purchase or sale of securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 22, 2023, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with the Starboard Vehicles, Starboard Value and Mr. Smith (collectively, "Starboard"), pursuant to which the Issuer agreed to issue and sell to the Starboard Vehicles, in a private placement (the "PIPE Transaction") exempt from the registration requirements of the Securities Act of 1933, as amended, and the prospectus requirements of British Columbia securities law, (i) an aggregate of 485,000,000 senior preferred shares of the Issuer designated as Series A Senior Preferred Shares (the "Preferred Shares"), which Preferred Shares are convertible into the Issuer's Common Shares (such Common Shares as may be issued upon conversion of the Preferred Shares, the "Conversion Shares"), for an aggregate purchase price of $485.0 million, or $1.00 per Preferred Share, and (ii) an aggregate of 251,163 Common Shares, for an aggregate purchase price of $15.0 million, or $59.722 per Common Share. The PIPE Transaction closed on February 1, 2023 (the "Issue Date").

Pursuant to the terms of the Purchase Agreement, upon the approval by the Issuer's shareholders of the issuance of Common Shares in connection with the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Issuer, Ritchie Bros. Holdings, Inc., a Washington corporation, Impala Merger Sub I, LLC, a Delaware limited liability company, Impala Merger Sub II, LLC, a Delaware limited liability company, and IAA, Inc., a Delaware corporation (the "Merger") and IAA, Inc.'s ("IAA") shareholders of the Merger by both the Issuer and IAA shareholders (the "Appointment Event"), the Issuer will increase the size of its Board of Directors (the "Board") from nine to ten directors and appoint Mr. Smith, as a member of the Board. As a condition to Mr. Smith's appointment to the Board, Mr. Smith is required to submit an irrevocable resignation letter pursuant to which he will resign from the Board automatically and immediately if (A) Starboard fails to beneficially own in the aggregate at least 50.0% of the Common Shares and Preferred Shares (on an as-converted basis and subject to adjustment for share splits, reclassifications, combinations and similar adjustments) purchased in the PIPE Transaction or (B) Starboard or Mr. Smith materially breaches certain provisions of the Purchase Agreement (each, a "Resignation Event"). If the Appointment Event has occurred, and so long as there has been no Resignation Event, the Board will nominate Mr. Smith, along with its other nominees, for election to the Board at the Issuer's 2023 annual meeting of shareholders (the "2023 Annual Meeting") for a term expiring at the Issuer's 2024 annual meeting of shareholders and the Issuer will recommend, support and solicit proxies for the election of Mr. Smith at the 2023 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of any continuing director.

CUSIP No. 767744105	SCHEDULE 13D	Page 21 of 23 Pages

Pursuant to the terms of the articles of amendment of the Issuer, amending the Issuer's Articles of Amalgamation (the "Articles of Amendment"), holders of the Preferred Shares will have the right to convert their Preferred Shares any time or times on or after the Issue Date into a number of Common Shares equal to the face amount of such Preferred Shares multiplied by the then-applicable conversion rate (the "Conversion Rate"). The Conversion Rate will initially be 0.0136986 Common Shares per $1.00 face amount of Preferred Shares, subject to customary anti-dilution adjustment provisions.

In connection with the PIPE Transaction, on the Issue Date, the Issuer and the Starboard Vehicles entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer has agreed to grant the Starboard Vehicles certain customary registration rights (under U.S. securities laws) with respect to the Common Shares, the Conversion Shares and certain other securities that may be issued to the Starboard Vehicles in respect thereof, subject to specified limitations.

The foregoing descriptions of the Purchase Agreement, the Articles of Amendment and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, which is included as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on January 23, 2023, the Articles of Amendment, which is included as Exhibit 3.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 1, 2023, and the Registration Rights Agreement, which is included as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 1, 2023, and included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The percentages used in this Schedule 13D are calculated based upon 111,138,974 outstanding Common Shares, which is the sum of (i) 110,887,811 Common Shares reported to be outstanding as of January 25, 2023, as reported in the Issuer's Prospectus filed with the SEC pursuant to Rule 424(b)(3) on February 10, 2023 and (ii) 251,163 Common Shares issued pursuant to the Purchase Agreement, and assumes the conversion of the reported Preferred Shares.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 767744105	SCHEDULE 13D	Page 22 of 23 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the Issuer's securities received pursuant to the Purchase Agreement, no Starboard Vehicle has entered into any transactions in the Issuer's securities during the past sixty days. None of Starboard A LP, Starboard A GP, Starboard R LP, Starboard L GP, Starboard R GP, Starboard Value GP, Principal Co, Principal GP, Messrs. Smith or Feld has entered into any transactions in the Common Shares during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 6, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24.1:	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated as of March 6, 2023.

Exhibit 99.1:	Securities Purchase Agreement, dated as of January 22, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on January 23, 2023).

Exhibit 99.2:	Articles of Amendment, dated as of February 1, 2023 (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 1, 2023).

Exhibit 99.3:	Registration Rights Agreement, dated as of February 1, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 1, 2023).

Exhibit 99.4:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 6, 2023.

CUSIP No. 767744105	SCHEDULE 13D	Page 23 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

Starboard Value and Opportunity Master Fund III LP		STARBOARD VALUE LP
By:	Starboard Value A LP, its general partner	By:	Starboard Value GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		STARBOARD VALUE GP LLC
By:	Starboard Value L LP, its general partner	By:	Starboard Principal Co LP, its member

STARBOARD VALUE AND OPPORTUNITY S LLC		STARBOARD PRINCIPAL CO LP
By:	Starboard Value LP, its manager	By:	Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY C LP		STARBOARD PRINCIPAL CO GP LLC
By:	Starboard Value R LP, its general partner	STARBOARD VALUE A GP LLC

Starboard X Master Fund II LP		STARBOARD VALUE R GP LLC
By:	Starboard Value R LP, its general partner

STARBOARD VALUE A LP
By:	Starboard Value A GP LLC, its general partner

STARBOARD VALUE L LP
By:	Starboard Value R GP LLC, its general partner

STARBOARD VALUE R LP
By:	Starboard Value R GP LLC, its general partner

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld